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                                                                    EXHIBIT 99.2

                   AN INFORMATION GUIDE FOR AT&T SHAREOWNERS

      VOLUNTARY T/AWE EXCHANGE OFFER: MANAGING YOUR INVESTMENT OBJECTIVES

April 2001

Dear Fellow AT&T Shareowner:

     This is an exciting time for AT&T, as we restructure our organization and prepare to launch a new generation of communications and information services.

     For AT&T shareowners, it's also a time of opportunity, allowing you to consider how to best focus your investment in AT&T for the future. This information guide and the enclosed Prospectus describe one opportunity that I know will be of interest to some of you -- an offer to exchange shares in AT&T common stock for shares of AT&T Wireless Group tracking stock.

     Is making this exchange a smart decision for you? There's no single "right" answer. It depends on your investment objectives which will differ from shareowner to shareowner.

     What I hope we can do, however, is help you make an informed choice. The enclosed Prospectus describes this Exchange Offer in detail, and is designed to answer the most frequently asked questions. I encourage you to review this information and make a decision that's right for you.

     Over the next several months, we will be keeping you updated as we move through each stage of implementing our plans for the new AT&T.

     Once again, thank you for your support and for your continuing investment.

                                          Sincerely,

                                          /s/ C. MICHAEL ARMSTRONG

                                          C. Michael Armstrong
                                          Chairman and CEO

P.S. Please note that this Exchange Offer is a limited-time opportunity. If you choose to participate, you should act quickly to ensure that your response is received by the expiration of the Exchange Offer on May 25, 2001.
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                         DECIDING WHAT'S RIGHT FOR YOU

     On October 25, 2000, AT&T announced plans to offer AT&T shareowners the opportunity to exchange shares of AT&T common stock (stock symbol "T") for shares of AT&T Wireless Group tracking stock (stock symbol "AWE").

     Is making this exchange a good idea for you? While AT&T can't choose for you, we can explain some of the risks and opportunities involved with the decision. We strongly encourage you to read the enclosed documents -- including the Question/Answer and Summary sections of the Prospectus -- and to seek the counsel of an investment advisor if you aren't sure what decision is best for you.

     Please note that for the foreseeable future we do not expect to pay dividends on AT&T Wireless Group tracking stock, nor do we expect that if the split-off is completed, AT&T Wireless Services will pay dividends on its common stock.

     After reviewing the Prospectus, some shareowners may determine that an investment in the AT&T Wireless Group fits their personal investment strategies. This is an opportunity for those shareowners to exchange their shares of AT&T common stock for shares of AT&T Wireless Group tracking stock, without U.S. tax consequences to shareowners who have an unrealized gain on their shares of AT&T common stock.

     Whatever your decision, our primary concern is that you have the opportunity to select what's right for you. Please review the enclosed materials carefully. If you choose to participate in this Exchange Offer please follow the instructions included in this package.

     In addition, while AT&T cannot offer financial advice, we can answer questions regarding the specific terms of this offer; please call toll-free 1-800-603-1913, Monday through Friday, 8:00 a.m. to 8:00 p.m. and Saturday, 10:00 a.m. to 3:00 p.m. Eastern Daylight Time.
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                             WHAT SHOULD I DO NEXT

[ ] Read the enclosed Prospectus.

[ ] If after reading these materials you still have questions about how this Exchange Offer works, you can call toll-free 1-800-603-1913. Please remember that we cannot advise you on your decision, although we can answer questions about the terms of the Exchange Offer itself. If you're not sure what to do, talk to a financial advisor.

[ ] Make your decision on how many -- if any -- shares of AT&T common stock you would like to exchange for shares of AT&T Wireless Group tracking stock. Remember that you do not have to exchange all of your shares of AT&T common stock to participate -- this is completely voluntary. You can choose to tender some or all of your shares of AT&T common stock, or you can choose not to participate at all.

[ ] If you choose not to participate in the Exchange Offer, you don't need to do anything and you will retain your current "T" shares.

[ ] If you choose to exchange some or all of your shares in this Exchange Offer, please be sure to read the instructions provided in this package on how to respond.

     - If your AT&T shares are held for you by a broker, bank, trust company or other financial institution and you decide to participate, you must contact that institution, as indicated in the enclosed materials, and instruct them to tender your shares on your behalf.

     - If your shares are registered in your name and you respond by mail, be sure to:

      - Complete and sign the enclosed Letter of Transmittal and any other required documents in blue or black ink.

      - Return the Letter of Transmittal and other required documents and any AT&T stock certificates you are submitting in exchange for shares of AT&T Wireless Group tracking stock (if applicable) in the enclosed envelope so that it is received by the expiration of the Exchange Offer.

      - Affix sufficient postage -- remember there was a postal rate increase effective January 7, 2001.

      - Please allow five days for First Class mail. We're sorry, but forms received after 5:00 p.m. Eastern Daylight Time on the expiration date cannot be considered for this Exchange Offer.

     Please note that no exchanges can be processed until the expiration of the Exchange Offer. Within three weeks after the expiration date of the Exchange Offer, you will receive a statement detailing your new shareholdings. If your shares are held by a broker, the timing of your statement may be different. Please contact your broker with any questions.

Additional questions?

Call toll-free 1-800-603-1913 Monday -- Friday
8 a.m. to 8 p.m. and Saturday 10:00 a.m. to 3:00 p.m. EDT

     If you choose to participate, your response must be received by May 25,
2001
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                        AT&T RESTRUCTURING PLAN SUMMARY

     As you evaluate whether or not you should participate in the exchange offer, you should consider AT&T's overall restructuring plan. We also encourage you to read the enclosed Prospectus.

     AT&T Wireless Group is currently a part of AT&T. However, in connection with AT&T's restructuring plan, following completion of this exchange offer and subject to specified conditions, AT&T intends to split-off AT&T Wireless Group from AT&T. We will do this by completing the transfer of substantially all of the businesses, assets and liabilities of AT&T Wireless Group to AT&T Wireless Services. We will then issue most of the remaining shares of AT&T Wireless Services (1) in exchange for AT&T Wireless Group tracking stock and (2) as a stock dividend to holders of AT&T common stock. The conditions to the split-off include the receipt of a favorable ruling on the split-off from the IRS and satisfaction of conditions contained in AT&T's credit agreement, including the repayment of AT&T Wireless Group's intercompany obligations to AT&T. AT&T has announced its intention to retain up to $3 billion of the shares of AT&T Wireless Services for its own account for sale, exchange or monetization within six months of the split-off, subject to receipt of a satisfactory IRS ruling.* AT&T does not plan to seek any vote of holders of AT&T common stock or AT&T Wireless Group tracking stock for the split-off of AT&T Wireless Services from AT&T.

     In addition to the split-off of AT&T Wireless Services, we plan to fully separate or issue separate tracking stocks intended to reflect the financial performance and economic value of each of AT&T's other major units. We also plan to distribute all the common stock we hold in Liberty Media Corporation in exchange for all the outstanding shares of Liberty Media Group tracking stock. We expect the separations of AT&T Wireless Services and Liberty Media Corporation to occur around the middle of this year.

     Later in the year we plan to create and issue new tracking stocks intended to reflect the financial performance and economic value of our AT&T Broadband unit and our AT&T Consumer Services unit.

     Within about a year after the issuance of these new tracking stocks, we expect to separate AT&T Broadband fully from the rest of AT&T. Upon that separation, the AT&T Business Services unit and the separately tracked AT&T Consumer Services unit would constitute one publicly traded company, and AT&T Broadband would constitute a separate publicly traded company. In addition, AT&T and British Telecommunications plc (BT) are currently engaged in discussions that could lead to a variety of strategic alternatives to their Concert joint venture, including transactions that could require a shareholder vote.

     If you tender and exchange all your shares of AT&T common stock for shares of AT&T Wireless Group tracking stock, you will only be able to participate in the planned distribution of common stock of AT&T Wireless Services in exchange for your AT&T Wireless Group tracking stock. If you continue to hold some or all of your shares of AT&T common stock, you would be eligible to participate in all the other restructuring steps beginning with the dividend distribution of AT&T Wireless Services common stock except for the distribution of Liberty Media Corporation, which will be made only to holders of Liberty Media Group tracking stock.

     We plan to hold a special shareholder meeting to vote on the establishment of the AT&T Broadband and AT&T Consumer Services tracking stocks, and to obtain other votes, if necessary or deemed desirable, for other transactions.

     The full separation of AT&T Wireless Services and of Liberty Media Corporation, the first of our planned steps, are more certain as to timing and completion than the remaining steps. All of these steps, however, are subject to conditions, including IRS rulings, and other uncertainties. If we fail to satisfy any conditions, if we encounter unfavorable or different financial, industry or economic conditions, or if other unforeseen events intervene, or if discussions with BT result in a transaction (although we cannot assure you that any transaction with BT will occur), some or all of our currently planned steps could occur on a different timetable or on different terms than we currently contemplate, or might not occur at all. The various elements of the plan are not conditioned on the successful completion of all elements of the plan.

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*  Please refer to "Split-Off of AT&T Wireless Services" in the Summary section of the Prospectus for further details.